UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2014

Guadalajara, Jalisco, Mexico, October 23, 2014 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2014. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of 3Q14 vs. 3Q13:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 58.3 million, or 6.4%. Total revenues increased Ps. 50.6 million, or 3.8%.

•      Cost of services increased Ps. 12.9 million, or 4.4%, compared to 3Q13.

•      Operating Income increased Ps. 63.1 million, or 10.7%.

•      EBITDA increased Ps. 65.9 million, or 8.1%, in 3Q14 compared to 3Q13. EBITDA margin (excluding the effects of IFRIC 12) increased from 67.5% in 3Q13 to 67.8% in 3Q14.

•      Net income and comprehensive income increased by Ps. 69.1 million, or 14.9%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

Operating Results

During the third quarter of 2014 total terminal passengers increased by 181.5 thousand passengers, representing a 3.1% increase as compared to the same period of 2013. Domestic and international passenger traffic increased by 13.6 thousand passengers and 167.9 thousand passengers, respectively.

Total passenger traffic growth during the third quarter of 2014 was mainly driven by increases at the airports of Guadalajara (4.2%), Puerto Vallarta (17.3%) and Guanajuato (25.7%), whose traffic increased by 92.9 thousand, 88.3 thousand, and 67.2 thousand passengers, respectively. It is important to mention the opening of the following routes during 3Q14:

Domestic:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

International:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

Third Quarter 2014 Report	Page 2 of 20

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Third Quarter 2014 Report	Page 3 of 20

Total Terminal Passengers (in thousands):

Note: Passenger traffic at the Los Cabos International Airport decreased during 3Q14, due to the impact of Hurricane Odile on the coast of Baja California Sur, that caused the suspension of commercial flights beginning on September 15. Commercial flights were re-initiated on October 3. The prompt re-initiation of commercial flight operations at the airport limited the impact to passenger traffic.

Third Quarter 2014 Report	Page 4 of 20

Consolidated Results for 3Q14 vs 3Q13

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares.

U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.4270 per U.S. dollar (noon buying rate on September 30, 2014, as published by the Board of Governors of the Federal Reserve).

Third Quarter 2014 Report	Page 5 of 20

Revenues (3Q14 vs 3Q13)

•	Aeronautical revenues increased Ps. 58.3 million, or 6.4%.
•	Non-aeronautical revenues increased Ps. 33.1 million, or 11.5%.
•	Revenues from improvements to concession assets decreased Ps. 40.8 million, or 34.4%.
•	Total revenues increased Ps. 50.6 million, or 3.8%.

-	Aeronautical revenues increased by Ps. 58.3 million, or 6.4%, in 3Q14, mainly due to an increase of Ps. 54.0 million in revenues from passenger charges, as a result of the 3.1% growth in total passenger traffic during 3Q14.

-	Non-aeronautical revenues increased Ps. 33.1 million, or 11.5%, in 3Q14 compared to 3Q13, as a result of a Ps. 15.3 million, or 74.9% increase in recovery of costs revenues, primarily as a result of the Company providing checked baggage inspection services to more airlines during 3Q14. Revenues from business lines operated directly by the Company increased by Ps. 13.4 million, or 15.4%. In addition, there was an increase of Ps. 4.4 million, or 2.5%, in revenues from businesses operated by third parties. This growth was lower than expected due to the impact of Hurricane Odile to the Los Cabos International Airport on September 14, causing a suspension of operations for the remainder of September.

Third Quarter 2014 Report	Page 6 of 20

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 40.8 million, or 34.4%, due to a lower level of investment in 2014 than in 2013, in line with the commitments made in the Company’s Master Development Programs for 2014, the year with the lowest level of investment during the 2010-2014 period.

Total operating expenses in 3Q14 decreased Ps. 12.5 million, or 1.7%, compared to 3Q13, due to the following factors:

➢ Cost of services increased Ps. 12.9 million, or 4.4%, compared with 3Q13, with cost of service comprised primarily by the following factors:

-	Employee costs increased Ps. 8.4 million, or 9.5%, compared with 3Q13, mainly due to the purchase of uniforms and security equipment during 3Q14 and which was carried out during the fourth quarter in 2013.

-	Maintenance costs increased Ps. 6.8 million, or 13.1% compared with 3Q13, mainly due to maintenance performed on checked baggage inspection equipment, aprons and airport runways.

-	Safety, security and insurance costs for 3Q14 increased Ps. 5.2 million, or 11.6%, compared with 3Q13. This was due to an increase in security fees and to the addition of personnel for checked baggage inspection services.

-	Utilities for 3Q14 increased by Ps. 3.3 million, or 7.4% compared with 3Q13, due to the increases in electrical and water rates.

-	Other operating expenses for 3Q14 decreased Ps. 10.8 million, or 17.6%, due to a decrease in professional services fees of Ps. 11.9 million, in addition to a decrease in provisions for doubtful accounts of Ps. 1.9 million. This was partially offset by an increase in the cost of supplies for convenience stores of Ps. 3.0 million, among others.

➢ Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 40.8 million, or 34.4%, during 3Q14.

Operating margin for 3Q14 increased 300 basis points, from 44.7% in 3Q13 to 47.7% in 3Q14. Operating margin, excluding the effects of IFRIC 12, increased 140 basis points, from 49.1% to 50.5% in 3Q14. The nominal value of operating income increased Ps. 63.1 million, or 10.7%.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

Third Quarter 2014 Report	Page 7 of 20

EBITDA margin increased 250 basis points, from 61.4% in 3Q13 to 63.9% in 3Q14. EBITDA margin, excluding the effects of IFRIC 12, increased 30 basis points, from 67.5% in 3Q13 to 67.8% in 3Q14. The nominal value of EBITDA increased Ps. 65.9 million, or 8.1%.

Financing expense increased Ps. 3.1 million, from an expense of Ps. 3.8 million in 3Q13 to an expense of Ps. 6.9 million in 3Q14. This increase was mainly due to an increase in net interest expense of Ps. 3.5 million, from an expense of Ps. 3.9 million in 3Q13 to an expense of Ps. 7.4 million in 3Q14, driven by a decrease in interest income in 3Q14 as compared to 3Q13. This expense was partially offset by a Ps. 0.4 million net exchange rate gain in 3Q14.

Net income and comprehensive income in 3Q14 increased by Ps. 69.1 million, or 14.9%, compared to 3Q13, primarily as a result of an increase in earnings before income taxes of Ps. 60.0 million, or 10.2%. Current income taxes increased Ps. 16.7 million in 3Q14, and deferred income taxes increased from a benefit of Ps. 37.8 million in 3Q13, to Ps. 63.7 million in 3Q14, with a net impact of Ps. 25.8 million in 3Q14.

Third Quarter 2014 Report	Page 8 of 20

Consolidated Results from January to September 2014

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares.

U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.4270 per U.S. dollar (noon buying rate on September 30, 2014, as published by the Board of Governors of the Federal Reserve).

Third Quarter 2014 Report	Page 9 of 20

Revenues (January to September 2014)

•	Aeronautical revenues increased Ps. 287.9 million, or 10.8%.
•	Non-aeronautical revenues increased Ps. 159.9 million, or 18.5%.
•	Revenues from improvements to concession assets decreased Ps. 122.5 million, or 34.4%.
•	Total revenues increased Ps. 325.4 million, or 8.4%.

-	Aeronautical revenues increased by Ps. 287.9 million, or 10.8%, in 9M14, mainly due to an increase of Ps. 260.3 million in revenues from passenger charges, as a result of the 9.0% increase in total passenger traffic during the period.

-	Non-aeronautical revenues increased Ps. 159.9 million, or 18.5% in 9M14 compared to 9M13, mainly due to an increase of Ps. 60.0 million, or 100.1%, in recovery of costs revenues, as a result of the Company providing checked baggage inspection services to more airlines during 2014 than during 2013. In addition, revenues from businesses operated directly by the Company increased Ps. 51.6 million, and revenues from business lines operated by third parties increased Ps. 48.3 million.

Third Quarter 2014 Report	Page 10 of 20

-	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 122.5 million, or 34.4%, due to a lower level of investment in 2014 than in 2013, in line with the commitments made in the Company’s Master Development Programs for 2014, the year with the lowest level of investment during the 2010-2014 period.

Total operating expenses in 9M14 decreased Ps. 19.2 million, or 0.9%, compared with 9M13, due to the following factors:

➢ Cost of services in 9M14 increased Ps. 55.8 million, or 6.8%, compared with 9M13, comprised primarily by the following factors:

-	Safety, security and insurance costs for 9M14 increased Ps. 17.5 million, or 13.6%, compared with 9M13, due to an increase in security fees and to the addition of personnel for checked baggage inspection services.

-	Other operating expenses increased Ps. 14.7 million, or 9.6% during 9M14, due to an increase in provisions for doubtful accounts of Ps. 5.3 million and an increase in cost of supplies for convenience stores of Ps. 5.8 million, among others.

-	Utilities for 9M14 increased by Ps. 10.8 million, or 9.9%, compared with 9M13, due to an increase in electric and water bill rates.

-	Maintenance costs increased Ps. 10.9 million, or 7.7% in airfields and checked baggage inspection equipment.

-	Employee costs decreased Ps. 1.8 million, or 0.6%.

➢ Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 122.4 million, or 34.4%, during 9M14.

Operating margin increased 470 basis points, from 45.1% in 9M13 to 49.8% in 9M14. Operating margin, excluding the effects of IFRIC 12, increased 310 basis points, from 49.6% in 2013 to 52.7% in 2014. The nominal value of operating income increased Ps. 344.6 million, or 19.7%.

EBITDA margin increased 360 basis points, from 62.0% in 9M13 to 65.6% in 9M14. EBITDA margin, excluding the effects of IFRIC 12, increased 120 basis points, from 68.3% in 9M13 to 69.5% in 9M14. The nominal value of EBITDA increased Ps. 352.9 million, or 14.6%.

Financing result increased from an expense of Ps. 60.0 million in 9M13 to an income of Ps. 1.6 million in 9M14, for a net benefit of Ps. 61.6 million. This result was mainly due to a decrease in interest expense from an expense of Ps. 62.0 million in 9M13 to an expense of Ps. 4.5 million in 9M14. Interest expense in 9M13 was driven mainly by a decrease in Pemex’s bond prices of Ps. 34.3 million, as well as a decrease in capitalized interest on bank loans of Ps. 20.1 million. In addition, in 9M14 the exchange rate gain was Ps. 6.1 million as compared to an exchange rate gain of Ps. 2.0 million in 9M13.

Third Quarter 2014 Report	Page 11 of 20

Net income and comprehensive income in 9M14 increased by Ps. 264.8 million, or 19.6%, compared to 9M13. Earnings before income taxes increased by Ps. 406.2 million, or 24.0%, from Ps. 1,692.6 million in 9M13 to Ps. 2,098.8 million in 9M14. Income taxes expense increased Ps. 141.4 million in 9M14, due to a Ps. 111.5 increase in current income taxes and a Ps. 29.9 million decrease in deferred income tax benefits, due to a lower inflation level in 9M14 than in 9M13.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport. The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company satisfactorily complied for the year 2013. Regulated revenues for the January-September 2014 period were Ps. 2,956.6 million, resulting from an average aeronautical revenue of Ps. 148.2 per WLU. Regulated revenues accounted for 70.2% of total revenues and 74.3% of the sum of aeronautical and non-aeronautical revenues for the period.

Statement of Financial Position

As of September 30, 2014, the Company had a balance of cash and cash equivalents of Ps. 1,188.5 million. The Company’s principal assets as of September 30, 2014 consisted of the net balance of the airport concessions’ value equal to Ps. 9,682.3 million, rights to use airport facilities equal to Ps. 1,171.3 million and improvements to concession assets, machinery and equipment, improvements to leased buildings, and advanced payments to suppliers equal to a combined Ps. 5,963.7 million. These balances represented approximately 40.7%, 4.9% and 25.1% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 479.8 million as of September 30, 2014 as compared to September 30, 2013.  This increase was primarily due to the fact that the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects. In addition, the amendments implemented as a result of the 2014 fiscal reform resulted in a change to the corporate tax rate from 28% to 30% for 2014 and subsequent fiscal periods, which also contributed to the increase in deferred income taxes.

CAPEX

During 9M14, the Company invested Ps. 474.1 million in capital expenditures, mainly for investments carried out during the period from January to September 2014, as well as for investments for which payment was pending at the 2013 year-end, in accordance with IAS 7 “Statement of Cash Flows”.

Third Quarter 2014 Report	Page 12 of 20

Recent Events

- On August 25, 2014, the initial term of the Technical Assistance Agreement between GAP and Aeropuertos Mexicanos del Pacífico expired. However, the agreement was automatically renewed for an additional five years, pursuant to Clause 5.2 of the agreement, which states “…this agreement will automatically renew, on the termination date of the participation agreement, for period of five years each, unless one party provides the other a notice of termination at least 60 (sixty) days prior of the expiration date…”. In relation to the agreement renewal, during its April 23, 2014 Board Meeting, the Company requested the opinion of the board’s independent directors with respect to the continuation of the agreement, and the majority voted for the automatic renewal option.

- On September 17, 2014, GAP informed that, as a result of Hurricane Odile impact to the Baja California Sur coastline on Sunday, September 14, the infrastructure of the Los Cabos International Airport and La Paz International Airport were affected.

The Los Cabos International Airport suffered severe damage inside Terminals 1 and 2, including operational equipment, electric installations, parking equipment, perimeter fencing, access ramps, among others. Notwithstanding the damage, the Los Cabos International Airport operated from September 15 to 19 evacuating approximately 25 thousand passengers by means of approximately 480 special transport services made available by domestic and international airlines, as well as, federal authorities. From September 15 to October 2, comprehensive activities for the removal of debris, cleaning, equipment replacement and systems set up took place, in order to reinitiate operations in the shortest possible timeframe while providing all necessary elements to keep passengers safety and to reactivate economic activity in the region. On October 2 the electric supply was sufficient to initiate operations, and on October 3, commercial domestic flights reinitiated operations under the regular security measures of Terminal 2. On October 8, commercial international flights reinitiated operations. Remodeling of the remaining areas, and the replacement of all of the airport equipment required will be conducted gradually, in accordance with the delivery time of technical and construction materials.

Damages to the La Paz International Airport were minor, and it was able to re-initiate operations almost immediately.

- On October 10, GAP announced that the credit ratings agency Standard & Poor’s assigned it a long-term credit rating of ‘mxAAA’ on the CaVal (Mexico) national scale, with a ‘Stable’ outlook. Likewise, the Company announced that it expects to establish a long-term bond program in the local markets, to finance 100% of its investment projects for the next 5 years and refinance the total current debt of its airports.

Third Quarter 2014 Report	Page 13 of 20

Changes to Accounting Policies

Beginning January 1, 2014, the following International Financial Reporting Standards (“IFRS”) came into effect:

•	Investment Entities (Amendments to IFRS 10 – “Consolidated Financial Statements”, IFRS 12 – “Disclosure of Interests in Other Entities”, and IAS 27 – “Consolidated and Separate Financial Statements”)
•	Amendment to IAS 32 – “Offsetting Financial Assets and Financial Liabilities”
•	IFRIC 21 – “Levies”
•	IFRS 9 – “Financial Instruments”
•	Amendments to IFRS 9 and IFRS 7 – “Mandatory Effective Date of IFRS 9 and Transition Disclosures”

Financial Statements for the consolidated period ended September 30, 2014 have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Third Quarter 2014 Report	Page 14 of 20

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q13	3Q14	Change	9M13	9M14	Change
Guadalajara						
Aeronautical services	347,559	370,453	6.6%	959,629	1,057,117	10.2%
Non aeronautical services	96,634	107,492	11.2%	280,849	317,183	12.9%
Improvements to concession assets (IFRIC 12)	68,665	55,095	(19.8%)	205,994	165,284	(19.8%)
Total Revenues	**512,858**	**533,040**	**3.9%**	**1,446,472**	**1,539,584**	**6.4%**
Operating Income	282,494	309,808	9.7%	765,050	877,302	14.7%
EBITDA	**341,971**	**368,314**	**7.7%**	**942,466**	**1,054,058**	**11.8%**
Tijuana						
Aeronautical services	150,225	145,210	(3.3%)	398,565	426,086	6.9%
Non aeronautical services	35,306	41,068	16.3%	99,689	124,689	25.1%
Improvements to concession assets (IFRIC 12)	2,719	987	(63.7%)	8,156	2,961	(63.7%)
Total Revenues	**188,249**	**187,265**	**(0.5%)**	**506,411**	**553,736**	**9.3%**
Operating Income	95,549	92,594	(3.1%)	236,033	273,844	16.0%
EBITDA	**128,190**	**125,786**	**(1.9%)**	**334,029**	**373,545**	**11.8%**
Puerto Vallarta						
Aeronautical services	87,475	104,135	19.0%	345,276	401,346	16.2%
Non aeronautical services	38,093	43,491	14.2%	125,137	148,067	18.3%
Improvements to concession assets (IFRIC 12)	2,014	4,634	130.1%	6,041	13,903	130.1%
Total Revenues	**127,581**	**152,260**	**19.3%**	**476,455**	**563,316**	**18.2%**
Operating Income	48,777	64,614	32.5%	233,473	296,919	27.2%
EBITDA	**80,326**	**96,767**	**20.5%**	**328,417**	**392,349**	**19.5%**
Los Cabos						
Aeronautical services	145,474	150,120	3.2%	456,917	500,495	9.5%
Non aeronautical services	81,193	74,937	(7.7%)	251,211	274,173	9.1%
Improvements to concession assets (IFRIC 12)	3,860	11,751	204.4%	11,579	35,253	204.4%
Total Revenues	**230,527**	**236,808**	**2.7%**	**719,708**	**809,922**	**12.5%**
Operating Income	125,640	117,346	(6.6%)	406,326	449,841	10.7%
EBITDA	**166,660**	**160,152**	**(3.9%)**	**529,939**	**574,302**	**8.4%**

Third Quarter 2014 Report	Page 15 of 20

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Third Quarter 2014 Report	Page 16 of 20

Exhibit B: Consolidated Statement of Financial Position as of September 30 (in thousands of pesos):

Third Quarter 2014 Report	Page 17 of 20

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Third Quarter 2014 Report	Page 18 of 20

Exhibit D: Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in thousands of pesos):

3Q13	3Q14	Change	9M13	9M14	Change
Revenues						
Aeronautical services	912,152	970,409	6.4%	2,668,646	2,956,622	10.8%
Non aeronautical services	287,912	321,055	11.5%	862,404	1,022,323	18.5%
Improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)	355,991	233,502	(34.4%)
Total revenues	**1,318,727**	**1,369,297**	**3.8%**	**3,887,040**	**4,212,447**	**8.4%**
Operating costs						
Costs of services:	291,020	303,892	4.4%	821,092	876,861	6.8%
Employee costs	88,336	96,706	9.5%	288,734	290,557	0.6%
Maintenance	51,765	58,542	13.1%	141,740	152,664	7.7%
Safety, security & insurance	44,953	50,170	11.6%	128,505	146,005	13.6%
Utilities	44,500	47,799	7.4%	108,946	119,765	9.9%
Other operating expenses	61,466	50,674	(17.6%)	153,168	167,870	9.6%
Technical assistance fees	42,634	46,046	8.0%	126,912	145,456	14.6%
Concession taxes	59,673	64,220	7.6%	175,458	197,607	12.6%
Depreciation and amortization	219,767	222,578	1.3%	658,736	667,071	1.3%
Other expense	(2,724)	1,943	(171.3%)	(3,761)	(5,273)	40.2%
Cost of improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)	355,991	233,502	(34.4%)
Total operating costs	**729,034**	**716,513**	**(1.7%)**	**2,134,432**	**2,115,224**	**(0.9%)**
Operating income	**589,693**	**652,784**	**10.7%**	**1,752,610**	**2,097,223**	**19.7%**
Financial (cost) income	(3,831)	(6,957)	81.6%	(60,047)	1,560	(102.6%)
Earnings before income taxes	**585,862**	**645,827**	**10.2%**	**1,692,563**	**2,098,784**	**24.0%**
Income taxes	(120,779)	(111,620)	(7.6%)	(342,221)	(483,653)	41.3%
Net income and comprehensive income	**465,083**	**534,207**	**14.9%**	**1,350,343**	**1,615,130**	**19.6%**

Third Quarter 2014 Report	Page 19 of 20

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under common stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to the Stock Exchanges, the consolidated financial statements will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Exhibit F: Other Operating Data (in thousands of pesos):

* * *

Third Quarter 2014 Report	Page 20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: October 23, 2014